UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

SHF Holdings, Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)

824430102
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section
18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.824430102

1
Names of Reporting Persons

Midtown East Management NL LLC

2
Check the appropriate box if a member of a Group (see instructions)

(a) [ ]
(b) [x]

3
Sec Use Only

4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5
Sole Voting Power


0

6
Shared Voting Power


1,517,924

7
Sole Dispositive Power


0

8
Shared Dispositive Power


1,517,924

9
Aggregate Amount Beneficially Owned by Each Reporting Person

1,517,924

10
Check box if the aggregate amount in row (9) excludes certain shares
(See Instructions)

[]

11
Percent of class represented by amount in row (9)

3.25%

12
Type of Reporting Person (See Instructions)

OO



CUSIP No.824430102

1
Names of Reporting Persons

Atalaya Special Purpose Investment Fund II LP

2
Check the appropriate box if a member of a Group (see instructions)

(a) [ ]
(b) [x]

3
Sec Use Only

4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5
Sole Voting Power


0

6
Shared Voting Power


1,517,924

7
Sole Dispositive Power


0

8
Shared Dispositive Power


1,517,924

9
Aggregate Amount Beneficially Owned by Each Reporting Person

1,517,924

10
Check box if the aggregate amount in row (9) excludes certain shares
(See Instructions)

[]

11
Percent of class represented by amount in row (9)

3.25%

12
Type of Reporting Person (See Instructions)

PN



CUSIP No.824430102

1
Names of Reporting Persons

Atalaya Capital Management LP

2
Check the appropriate box if a member of a Group (see instructions)

(a) [ ]
(b) [x]

3
Sec Use Only

4
Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person
With:

5
Sole Voting Power


0

6
Shared Voting Power


1,517,924

7
Sole Dispositive Power


0

8
Shared Dispositive Power


1,517,924

9
Aggregate Amount Beneficially Owned by Each Reporting Person

1,517,924

10
Check box if the aggregate amount in row (9) excludes certain shares
(See Instructions)

[]

11
Percent of class represented by amount in row (9)

3.25%

12
Type of Reporting Person (See Instructions)

IA, PN



Item 1(a). Name of Issuer:

SHF Holdings, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

10 East 53rd Street, Suite 3001, New York, New York, 10022

Item 2(a). Name of Person Filing:

This Statement is filed on behalf of the following persons
(collectively, the "Reporting Persons"):

i. Midtown East Management NL LLC ("Midtown");
ii. Atalaya Special Purpose Investment Fund II LP ("ASPIF II");
and
iii. Atalaya Capital Management LP ("ACM").

Item 2(b). Address of Principal Business Office or, if None,
Residence:

The address of the principal business office of each of Midtown, ASPIF II, and ACM is One Rockefeller Plaza, 32nd Floor, New
York, NY 10020.

Item 2(c). Citizenship:

Midtown is a Delaware limited liability company. Each of ASPIF
II and
ACM is a Delaware limited partnership.

Item 2(d). Title and Class of Securities:

Class A common stock, $0.0001 par value per share (the "Shares")

Item 2(e). CUSIP Number:

824430102

Item 3. If This Statement is Filed Pursuant to 240.13d-1(b) or
240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4(a). Amount Beneficially Owned:

As of the date hereof, each of ACM and ASPIF II may be deemed the beneficial owner of 1,517,924 Shares, which amount includes
1,517,924 Shares held of record by Midtown.

Item 4(b). Percent of Class:

As of the date hereof, each of ACM and ASPIF II may be deemed the beneficial owner of approximately 3.25% of Shares outstanding, which amount includes the 3.25% of Shares held of record by Midtown. These percentages are based on 46,593,317 Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2023.

Item 4(c). Number of shares as to which such person has:

Midtown:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 1,517,924
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of:
1,517,924

ASPIF II:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 1,517,924
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of:
1,517,924

ACM:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 1,517,924
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of:
1,517,924

The Shares are directly held by Midtown. ASPIF II is the sole member of Midtown. As ASPIF II and Midtown's investment manager, ACM has the power to vote and direct the disposition of all Shares held by ASPIF II and Midtown.
This report shall not be deemed an admission that ACM, ASPIF II, Midtown, or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Act, or for any other purpose.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 6. Ownership of more than Five Percent on Behalf of Another
Person.

This Item 6 is not applicable.

Item 7. Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

This Item 7 is not applicable.

Item 8. Identification and classification of members of the group.

This Item 8 is not applicable.

Item 9. Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10. Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Midtown East Management NL LLC

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Atalaya Special Purpose Investment Fund II LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


Atalaya Capital Management LP

By: /s/ Drew Phillips
Name: Drew Phillips
Title: Authorized Signatory


February 14, 2024

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).